

AVINO SILVER &
GOLD MINES LTD.

T 604.682.3701 Suite 400, 455 Granville Street info@avino.com
F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
Berlin & FSE: GV6

August 5, 2008

AVINO REPORTS ON PROGRESS TOWARDS BULK SAMPLING PROGRAM

Avino Silver & Gold Mines Ltd. ("Avino" or the "Company") announces that the company is moving ahead with preparations for a 10,000 bulk sample from the Avino mine's San Gonzalo silver zone. Planning for the operation began earlier in 2008 after drilling identified significant high-grade mineralization in the San Gonzalo zone.

At present, Avino staff is focused on permitting, plant rehabilitation, purchase of surface support equipment and securing a contractor for underground mining and crushing of the bulk sample to be processed in the existing plant. The mill and recovery plant, which have been on care and maintenance status since operations were halted in 2001, remain in excellent condition and can be restarted with a minimum of work.

The combined Land Use and Operations permit and the Environmental applications were submitted in early June. The explosives permit has been awarded. Avino expects to begin mine development work late in the year.

Metallurgical testing of sample material from San Gonzalo produced recoveries of up to 90% of contained silver.

Founded in 1968, Avino has established a long record of mining and exploration. The Company's focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

"David Wolfin"
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.